Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2012	Year Ended December 31, 2011
Earnings available for fixed charges, as defined:

Net income from continuing operations	$22,242	$290,227
Taxes based on income	12,307	160,085
Fixed charges	60,933	237,120

Earnings available for fixed charges, as defined	$95,482	$687,432

Fixed charges, as defined:
Interest expense on short-term and long-term debt (a)	$58,702	$227,165
Estimated interest cost within rental expense	692	3,608
Amortization of net debt premium, discount, and expenses	1,539	6,347

Total fixed charges, as defined	$60,933	$237,120

Ratio of earnings to fixed charges	1.57	2.90

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$855	$3,420
Adjustment to pretax basis	473	1,887

	$1,328	$5,307

Combined fixed charges and preferred stock dividend requirements	$62,261	$242,427

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.53	2.84

(a)	Includes interest expense related to uncertain tax positions